                                                                    EXHIBIT 99.6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Extended Stay America, Inc.
Ft. Lauderdale, Florida

  We have audited the accompanying balance sheet of Kipling Hospitality Enterprise Corporation as of December 31, 1995 and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Hospitality Enterprise Corporation at December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Spartanburg, South Carolina
May 4, 1996

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

                                 BALANCE SHEETS

                                                       DECEMBER 31,  MARCH 31,
                                                           1995        1996
                        ASSETS                         ------------ -----------
                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................  $   37,728  $   40,136
  Accounts receivable.................................      24,058      21,255
  Supply inventories..................................      40,338      40,338
  Prepaid and other current assets....................      32,425       5,314
                                                        ----------  ----------
    Total current assets..............................     134,549     107,043
                                                        ----------  ----------
Property and equipment, net...........................   1,468,171   1,454,178
Deferred loan costs, net..............................       9,797       8,327
                                                        ----------  ----------
                                                        $1,612,517  $1,569,548
                                                        ==========  ==========
         LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable....................................  $   40,758  $   15,730
  Accrued salaries and related expenses...............      16,152      15,537
  Accrued property taxes..............................      31,350      39,475
  Accrued expenses....................................      14,136       7,406
  Deferred revenue....................................       7,062       9,499
  Note payable to related party.......................      33,486      33,486
  Note payable to former shareholder..................      80,000      80,000
  Current maturities of long-term debt................      63,437      64,454
                                                        ----------  ----------
    Total current liabilities.........................     286,381     265,587
                                                        ----------  ----------
Long-term debt........................................   1,116,934   1,105,358
                                                        ----------  ----------
    Total liabilities.................................   1,403,315   1,370,945
                                                        ----------  ----------
Shareholder's Equity:
  Common stock, $2 par value, 100,000 shares autho-
   rized, 87,000 shares issued and outstanding........     174,000     174,000
  Additional paid in capital..........................      30,270      30,270
  Due from affiliated companies and prepaid services..    (515,053)   (521,395)
  Retained earnings...................................     519,985     515,728
                                                        ----------  ----------
                                                           209,202     198,603
                                                        ----------  ----------
                                                        $1,612,517  $1,569,548
                                                        ==========  ==========


    The accompanying notes are an integral part of the financial statements.

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                        FOR THE      FOR THE
                                           FOR THE    THREE MONTHS THREE MONTHS
                                          YEAR ENDED     ENDED        ENDED
                                         DECEMBER 31,  MARCH 31,    MARCH 31,
                                             1995         1995         1996
                                         ------------ ------------ ------------
                                                      (UNAUDITED)  (UNAUDITED)
Revenue:
  Room revenue..........................  $1,255,118    $273,374     $231,426
  Telephone income......................      47,426      11,740        7,595
  Other, net............................      22,075       5,592        5,702
                                          ----------    --------     --------
    Total revenue.......................   1,324,619     290,706      244,723
                                          ----------    --------     --------
Costs and expenses:
  Property operating expenses...........     736,994     165,893      167,465
  Management salaries...................      53,269      11,013        6,787
  Franchise expense.....................      58,093      12,348       11,260
  Depreciation and amortization.........      89,018      16,634       18,132
                                          ----------    --------     --------
    Total costs and expenses............     937,374     205,888      203,644
                                          ----------    --------     --------
Income from operations..................     387,245      84,818       41,079
Other income (expense):
  Loss on sale of property and
   equipment............................     (20,774)
  Interest income.......................      20,287          66           76
  Interest expense......................    (139,298)    (34,788)     (31,912)
                                          ----------    --------     --------
    Net income..........................     247,460      50,096        9,243
Retained earnings, beginning of period..     374,996     374,996      519,985
  Dividends.............................    (102,471)                 (13,500)
                                          ----------    --------     --------
Retained earnings, end of period........  $  519,985    $425,092     $515,728
                                          ==========    ========     ========


    The accompanying notes are an integral part of the financial statements.

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                FOR THE         FOR THE            FOR THE
                               YEAR ENDED  THREE MONTHS ENDED THREE MONTHS ENDED
                              DECEMBER 31,     MARCH 31,          MARCH 31,
                                  1995            1995               1996
                              ------------ ------------------ ------------------
                                              (UNAUDITED)        (UNAUDITED)
Cash flows from operating
 activities:
  Net income................    $247,460        $ 50,096           $  9,243
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation............      74,140          15,164             16,662
    Amortization............      14,878           1,470              1,470
    Loss on sale of property
     and equipment..........      20,744
  Change in:
    Accounts receivable.....       6,398           4,021              2,804
    Prepaid and other
     current assets.........     (31,709)              1             27,111
    Accounts payable........       8,996         (15,584)           (25,028)
    Accrued expenses........      (1,259)         28,159              3,217
                                --------        --------           --------
      Net cash provided by
       operating activities.     339,648          83,327             35,479
                                --------        --------           --------
Cash flows from investing
 activities:
  Purchases of property and
   equipment................     (72,240)        (41,216)            (2,670)
  Proceeds from sale of
   property and equipment...      13,779
                                --------        --------           --------
      Net cash used in
       investing activities.     (58,461)        (41,216)            (2,670)
                                --------        --------           --------
Cash flows from financing
 activities:
  Advances to affiliated
   companies................     (46,434)                            (6,342)
  Advances from affiliated
   companies................                       4,988
  Principal payments on
   long-term debt...........    (124,345)         (9,693)           (10,559)
  Proceeds from issuance of
   long-term debt...........      10,065
  Dividends.................    (102,471)                           (13,500)
                                --------        --------           --------
      Net cash used in
       financing activities.    (263,185)         (4,705)           (30,401)
                                --------        --------           --------
Net increase in cash........      18,002          37,406              2,408
Cash at beginning of period.      19,726          19,726             37,728
                                --------        --------           --------
Cash at end of period.......    $ 37,728        $ 57,132           $ 40,136
                                ========        ========           ========
Noncash financing
 transaction, prepaid
 services to former
 shareholder................    $ 80,000
                                ========
Supplemental cash flow
 disclosure, interest paid..    $149,804        $ 34,995           $ 37,612
                                ========        ========           ========

    The accompanying notes are an integral part of the financial statements.

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Description of Business. Kipling Hospitality Enterprise Corporation (the "Company") operates a franchise hospitality property in Lakewood, Colorado. In 1996, the Company entered into an agreement to sell its hospitality property and equipment to Extended Stay America, Inc.

  Pervasiveness of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents is the estimated fair value at December 31, 1995.

  Supply Inventory. Supply inventories consist primarily of linen, cleaning and other room supplies and are stated at the lower of cost or market.

  Property and Equipment. Property and equipment is stated at cost.

  Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred; major renewals and improvements are capitalized. The gain or loss on the disposition of property and equipment is recorded in the year of disposition.

  The lives on the assets are as follows:

      Building and improvements........................................ 40 years
      Furniture, fixtures and equipment................................  7 years

  Franchise Fee. Franchise fee is stated at cost and is amortized on a straight-line basis over the period of the franchise agreement.

  Income Taxes. The Company's shareholder elected that the Company be subject to S Corporation regulations under the Internal Revenue Code. As such, the shareholder is liable for federal and state income taxes.

  Deferred Loan Costs. The Company has incurred costs in obtaining financing. The costs have been deferred and are being amortized on a straight-line basis over the life of the respective loans.

  Revenue Recognition. Room revenue and other income are recognized when earned.

  Unaudited Interim Financial Statements. The unaudited interim financial statements have been prepared pursuant to generally accepted accounting principles applicable to interim financial statements and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the three months ended March 31, 1995 and 1996 are not necessarily indicative of results to be expected for a full year. All data at March 31, 1995 and 1996 and for each of the three-month periods then ended are unaudited.

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

2. PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following at December 31, 1995:

      Land.......................................................... $  539,000
      Building and improvements.....................................    990,132
      Furniture and fixtures........................................    214,997
      Transportation equipment......................................     38,708
                                                                     ----------
                                                                      1,782,837
      Less accumulated depreciation.................................    314,666
                                                                     ----------
                                                                     $1,468,171
                                                                     ==========

3. LONG-TERM DEBT:

  Long-term debt consists of the following as of December 31, 1995:

      Mortgage loan, principal and interest payable at approximately
       $13,450 monthly through September 1997, interest at the
       bank's base rate (base rate was 9.75% at December 31, 1995)
       plus 2%......................................................  $1,172,664
      Other.........................................................       7,707
                                                                      ----------
                                                                       1,180,371
      Less current maturities.......................................      63,437
                                                                      ----------
      Long-term debt, net of current maturities.....................  $1,116,934
                                                                      ==========

  The mortgage loan is collateralized by substantially all of the Company's property and equipment. Aggregate maturities of long-term debt are as follows:
1996--$63,437; 1997--$1,116,934.

  The Company believes that there is no material difference in the carrying amount and estimated fair value of the long-term debt.

4. NOTE PAYABLE TO FORMER SHAREHOLDER:

  The Company entered into a note payable agreement on September 15, 1995 to pay a former shareholder $100,000 to perform consulting, accounting, and bookkeeping services over a five year period. The note bears interest at 7% and is payable in five annual installments commencing on September 15, 1995.

5. RELATED PARTY TRANSACTIONS:

  Certain members of the Company's management provide management services to companies owned by the shareholder. The Company allocated approximately $45,000 of expenses to the affiliated companies in 1995 for providing these services. Due from affiliated companies and prepaid services at December 31, 1995 consists of:

      Advances to affiliated companies................................ $326,000
      Prepaid services to former shareholder (Note 4).................   80,000
      Receivable for allocated management services....................  109,053
                                                                       --------
                                                                       $515,053
                                                                       ========

                   KIPLING HOSPITALITY ENTERPRISE CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

6. LITIGATION

  From time to time, the Company has been involved in various legal proceedings. Management believes that all such litigation is routine in nature and incidental to the conduct of its business, and that none of such litigation, if determined adversely to the Company, would have a material adverse effect on the financial condition.